Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Arbinet-thexchange, Inc. Registration Statement (Form S-8 No. 000-51063), pertaining to the stock incentive plans of Arbinet-thexchange, Inc., of our report dated March 3, 2006 (except Note 2, as to which the date is November 9, 2006), with respect to the consolidated financial statements and schedules of Arbinet-thexchange, Inc., and our reports dated November 9, 2006 with respect to Arbinet-thexchange, Inc. management’s assessment of the effectiveness of internal control over financial reporting and the effectiveness of internal control over financial reporting of Arbinet-thexchange, Inc., included in this Form 10-K/A for the year ended December 31, 2005.

/s/ Ernst & Young LLP

MetroPark, New Jersey

November 9, 2006